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                      LAURENTIAN CAPITAL CORPORATION

Exhibit 11 - Computation of Per Share Earnings
             ---------------------------------


                                    Six Months Ended June 30,         Quarter Ended June 30,
                                    -------------------------         ----------------------
                                        1994          1993               1994          1993
                                        ----          ----               ----          ----
Shares outstanding                   7,548,757     7,544,665          7,548,757     7,548,757
Number of days                              96             6                  6            91

Shares outstanding                   7,593,757     7,548,757          7,593,757

Number of days                              85           175                 85
                                   -----------     ---------         ----------   -----------

     Weighted Average
     Shares Outstanding              7,569,890     7,548,621          7,590,790     7,548,757
                                   ===========   ===========       ============   ===========

Net income from operations         $ 4,605,741    $3,750,628        $ 2,377,553   $ 2,048,617

Net income from cumulative effect
of change in method of accounting
for income taxes                             0       400,000                  0             0
                                   -----------    ----------         ----------   -----------

Total Net Income                     4,605,741     4,150,628          2,377,553     2,048,617

   Less:

   Accrued Dividends
   on Preferred Stock                  126,918       138,000             63,414        68,900
                                   -----------    ----------         ----------   -----------


Adjusted Net Income                $ 4,478,823    $4,012,628        $ 2,314,139   $ 1,979,717
                                   ===========   ===========       ============   ===========

Earnings Per Common Share:

   Net income from operations      $      0.59    $     0.48        $      0.30   $      0.26

   Cumulative effect of change in
   method of accounting for income
   taxes                                  0.00          0.05               0.00          0.00
                                   -----------     ---------         ----------   -----------

Per Share Amount                   $      0.59       $  0.53       $       0.30    $     0.26
                                   ===========   ===========       ============   ===========


The Company's Series A Redeemable Preferred Stock are considered to be common stock equivalents. These shares were not included in the earnings per share computation because their effect was anti-dilutive. Options granted to purchase the Company's common stock are also considered common stock equivalents. These options were not included in the computation of earnings per share because their maximum possible dilution was not material.

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